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                                                                      EXHIBIT 12

      SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED
                                 SUBSIDIARIES
                       RATIOS OF EARNINGS TO FIXED CHARGES
                             (Thousands of Dollars)

                                                                      Year Ended December 31,

                                         1988             1989            1990             1991            1992           1993
                                   -------------------------------------------------------------------------------------------
 EARNINGS BEFORE INCOME
 TAXES AND FIXED CHARGES
 Income before interest
 expense (1)                       $1,244,996       $1,280,937      $1,289,320       $1,172,285      $1,190,051     $1,127,275

 Add:
 Taxes on income (2)                  488,752          533,354         489,148          412,922         443,548        408,033

 Rentals (3)                            9,553            9,843           8,840            7,539           4,460          3,463
 Allocable portion of
 interest on long-term
 Contracts for the purchase
 of power (4)                          19,480           19,361          10,600            1,925           1,908          1,890

 Spent nuclear fuel intereest (7)       2,526            2,273           1,994            1,683           1,339            487
 Amortization of previously
 capitalized fixed charges             31,829           32,677          33,910           31,149          22,344          4,878
 Total earnings before             -------------------------------------------------------------------------------------------
 income taxes and fixed
 charges (6) (A)                   $1,797,136       $1,878,445      $1,833,812       $1,627,503      $1,663,650     $1,546,026

 FIXED CHARGES:
 Interest and amortization         $  513,611       $  557,789      $  552,567       $  542,732      $  517,142     $  449,230

 Rentals (3)                            9,553            9,843           8,840            7,539           4,460          3,463
 Capitalized fixed charges -
 nuclear fuel (5)                      14,416           13,501           5,261            2,654             873            978

 Allocable portion of
 interest on long-term
 contracts for the purchase
 of power (4)                          19,480           19,361          10,600            1,925           1,908          1,890
 Spent nuclear fuel interest
 (7)                                    2,526            2,273           1,994            1,683           1,339            487
                                   -------------------------------------------------------------------------------------------
 Total fixed charges (6) (B)       $  559,586       $  602,767      $  579,262       $  556,533      $  525,722     $  456,048

 RATIO OF EARNINGS TO FIXED
 CHARGES (A) / (B) :                     3.21             3.12            3.17             2.92            3,16           3.39
                                   ===========================================================================================



(1) Includes allowance for funds used during construction and accrual of unbilled revenue.
(2) Includes allocation of federal income and state franchise taxes to other income.
(3) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4) Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5)      Includes fixed charges associated with Nuclear Fuel.
(6) Effective July 1, 1988, SCEcorp acquired all of the issued and outstanding common stock of the Southern California Edison Company (Edison), under an agreement of merger approved by Edison's shareholders on April 21, 1988. As part of the reorganization, Edison's investment in non-utility subsidiaries was transferred to SCEcorp at book value.
(7)      Represents interest on spent nuclear fuel disposal obligation.